                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K

            FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

(Mark One)
(X)     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 (FEE REQUIRED)

        For the fiscal year ended December 31, 1995.
                                  -----------------

                                      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the transition period from ________ to ________.

                        Commission File Number 1-5492-1
                                               --------

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Nashua Corporation Employees' Savings Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Nashua Corporation
                  44 Franklin Street
                  Nashua, New Hampshire 03060

NASHUA CORPORATION
- ------------------

EMPLOYEES' SAVINGS PLAN
- -----------------------

FINANCIAL STATEMENTS
- --------------------

DECEMBER 31, 1995 AND 1994
- --------------------------

                               NASHUA CORPORATION
                               ------------------

                             EMPLOYEES' SAVINGS PLAN
                             -----------------------

                          INDEX TO FINANCIAL STATEMENTS
                          -----------------------------


                                                                       PAGES
                                                                       -----
Financial Statements:

     Report of Independent Accountants                                  1-2

     Statement of Net Assets Available for Plan Benefits
         (with Fund Information) as of December 31, 1995 and 1994       3-4

     Statement of Changes in Net Assets Available for
         Plan Benefits (with Fund Information)
         for the Year Ended December 31, 1995 and 1994                  5-6

     Notes to Financial Statements                                     7-11

Supplementary Information: *


* Schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        160 Federal Street              Telephone 617 439-4390
                        Boston, MA 02110



Price Waterhouse LLP



                       REPORT OF INDEPENDENT ACCOUNTANTS

June 25, 1996

To the Participants and Administrator
of the Nashua Corporation Employees'
Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Nashua Corporation Employees' Savings Plan (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

To the Participants and Administrator
of the Nashua Corporation Employee's Savings Plan
Page 2
June 25, 1996

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
- ------------------------

                               NASHUA CORPORATION
                            EMPLOYEES' SAVINGS PLAN


                            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                         DECEMBER 31, 1995



                                               Guaranteed    Nashua
                                               Investment    Common                                             Equity-   Growth
                                                 Contract     Stock       Puritan     Magellan                  Income    Company
                                                   Fund       Fund         Fund         Fund       Contrafund    Fund      Fund
                                                   ----       ----         ----         ----       ----------    ----      ----
Assets:
Guaranteed Investment Contracts,
  at Contract Value                             $ 9,334,884  $    --     $    --      $     --     $  --      $    --     $    --
Investments at Fair Value:
    Nashua Common Stock Fund                          --      3,985,978       --            --        --           --          --
    Mutual Funds                                      --          --      5,975,783    14,947,653   631,425    3,426,955   4,263,377
    Collective Investment Fund                   10,188,914       --          --            --        --           --          --
Cash                                                529,740       --          --            --        --           --          --
Employee Contributions Receivable                   100,680       4,349      32,877        89,745     5,639       19,495      26,827
Employer Contributions Receivable                     9,634      52,822       6,709        19,301     1,661        3,915       6,840
Participant Loan Receivable, at Fair Value            --          --          --            --        --           --          --
                                                ------------------------------------------------------------------------------------
Net Assets Available for Plan Benefits          $20,163,662  $4,043,149  $6,015,369   $15,056,699  $638,725   $3,450,365  $4,297,044
                                                ====================================================================================

                                                  Asset             Pacific   Intermediate  Small Cap   Gov't Money  U.S. Equity
                                                 Manager   Europe    Basin        Bond        Stock       Market        Index
                                                  Fund      Fund     Fund         Fund        Fund         Fund         Fund
                                                  ----      ----     ----         ----        ----         ----         ----
Assets:
Guaranteed Investment Contracts,
  at Contract Value                           $   --     $  --      $   --     $  --        $  --      $  --         $   --
Investments at Fair Value:
    Nashua Common Stock Fund                      --        --          --        --           --         --             --
    Mutual Funds                               856,355    763,616    847,247    111,809      375,688    913,529       273,290
    Collective Investment Fund                    --        --          --        --           --         --             --
Cash                                              --        --          --        --           --         --             --
Employee Contributions Receivable                6,018      5,179      7,257      2,113        3,567      6,305         1,548
Employer Contributions Receivable                1,521      1,737      1,881        740        1,131      1,685           515
Participant Loan Receivable, at Fair Value        --        --          --        --           --         --             --
                                              -------------------------------------------------------------------------------
Net Assets Available for Plan Benefits        $863,894   $770,532   $856,385   $114,662     $380,386   $921,519      $275,353
                                              ===============================================================================

                                                  Loan
                                                  Fund           Total
                                                  ----           -----
Assets:
Guaranteed Investment Contracts,
  at Contract Value                              $    --       $ 9,334,864
Investments at Fair Value:
    Nashua Common Stock Fund                          --         3,985,978
    Mutual Funds                                      --        33,386,727
    Collective Investment Fund                        --        10,188,714
Cash                                                  --           529,770
Employee Contributions Receivable                     --           311,599
Employer Contributions Receivable                     --           110,092
Participant Loan Receivable, at Fair Value        2,605,851      2,605,851
                                                 -------------------------
Net Assets Available for Plan Benefits           $2,605,851    $60,453,595
                                                 =========================

                 See accompanying notes to financial statements.

                               NASHUA CORPORATION

                                            EMPLOYEES' SAVINGS PLAN
                     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                 DECEMBER 31, 1994



                                                 Guaranteed        Nashua
                                                 Investment        Common
                                                  Contract          Stock          Puritan         Magellan
                                                    Fund            Fund            Fund             Fund
                                                    ----            ----            ----             ----
Assets:
     Guaranteed Investment Contracts,
         at Contract Value                     $21,470,787      $    --         $    --          $     --
     Investments at Fair Value:
         Nashua Common Stock Fund                    --          5,486,006           --                --
         Mutual Funds                                --              --          4,373,943         9,961,536
     Employee Contributions Receivable             142,951           5,046          42,219            98,481
     Employer Contributions Receivable              10,603          79,958           7,862            16,152
     Participant Loans Receivable, at
         Fair Value                                  --               --             --                --
                                              --------------------------------------------------------------------
Net Assets Available for Plan Benefits         $21,624,341      $5,571,010      $4,424,024       $10,076,169
                                              ====================================================================

                                                 Equity         Growth           Asset
                                                 Income         Company         Manager         Europe
                                                  Fund           Fund            Fund            Fund
                                                  ----           ----            ----            ----
Assets:
     Guaranteed Investment Contracts,
         at Contract Value                     $    --         $    --         $  --           $  --
     Investments at Fair Value:
         Nashua Common Stock Fund                   --              --            --              --
         Mutual Funds                           2,196,982       2,497,119       667,490         599,123
     Employee Contributions Receivable             21,787          31,239         8,875           5,952
     Employer Contributions Receivable              3,410           6,701         2,153           2,048
     Participant Loans Receivable, at
         Fair Value                                 --              --            --               --
                                              ----------------------------------------------------------------
Net Assets Available for Plan Benefits         $2,222,179      $2,535,059      $678,518        $607,123
                                              ================================================================


                                            Pacific      Intermediate     Gov't Money
                                             Basin           Bond           Market            Loan
                                             Fund            Fund            Fund             Fund             Total
                                             ----            ----            ----             ----             -----
Assets:
     Guaranteed Investment Contracts,
         at Contract Value                $    --           $  --        $    --          $    --           $21,470,787
     Investments at Fair Value:
         Nashua Common Stock Fund              --              --             --               --             5,486,006
         Mutual Funds                      1,075,135         58,952       1,440,948            --            22,871,228
     Employee Contributions Receivable        11,882          1,557          10,445            --               380,434
     Employer Contributions Receivable         3,192            518           1,940            --               134,537
     Participant Loans Receivable, at
         Fair Value                            --              --             --           2,170,276          2,170,276
                                         -----------------------------------------------------------------------------------
Net Assets Available for Plan Benefits    $1,090,209        $61,027      $1,453,333       $2,170,276        $52,513,268
                                         ===================================================================================




                 See accompanying notes to financial statements.


                                                        NASHUA CORPORATION
                                                      EMPLOYEES' SAVINGS PLAN
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                   YEAR ENDED DECEMBER 31, 1995

                                        Guaranteed     Nashua
                                        Investment     Common                                        Equity-     Growth      Asset
                                         Contract       Stock    Puritan     Magellan                Income      Company    Manager
                                           Fund         Fund       Fund        Fund     Contrafund     Fund       Fund       Fund
                                        ---------      ------    -------     --------   ----------   ------      -------    -------
Sources of Net Assets:

 Employee Contributions               $ 1,492,410  $    57,188  $  472,545  $ 1,171,421  $ 51,839  $  261,841  $  395,285  $ 98,690
 Employer Contributions                   126,481      798,190      98,862      214,818    10,119      49,592      84,834    22,706
 Investment Income                      1,016,170        --        303,800      864,095    48,284     188,657     195,160    24,551
 Net Appreciation of Investments            --           --        696,417    2,913,261    18,542     555,040     896,167   111,946
 Loan Repayments                          260,658        2,949      61,644      218,688     6,334      38,866      60,100     6,880
 Loan Interest                             64,524        1,676      19,002       55,958       480       9,884      15,287     1,554
                                      ---------------------------------------------------------------------------------------------
                                        2,960,243      860,003   1,652,270    5,438,241   135,598   1,103,880   1,646,833   266,327
                                      ---------------------------------------------------------------------------------------------
Applications of Net Assets:

 Plan Withdrawals                       2,180,283      296,123     299,922      665,065     3,290     126,491     164,238    12,758
 Net Depreciation of Investments           53,459    1,699,096       --           --        --          --          --        --
 Loan Withdrawals                         513,010       23,915     123,744      412,954    12,796      67,453     120,794     5,336
 Administrative Expenses                   19,786          684       2,150        2,498         8         869         973       396
                                      ---------------------------------------------------------------------------------------------
                                        2,766,538    2,019,818     425,816    1,080,517    16,094     194,813     286,005    18,490
                                      ---------------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
  During the Year                         193,705   (1,159,815)  1,226,454    4,357,724   119,504     909,067   1,360,828   247,837

Net Transfers Between Funds            (1,654,384)    (368,046)    364,891      622,806   519,221     319,119     401,157   (62,461)

Net Assets Available for Plan Benefits:

 Beginning of Year                     21,624,341    5,571,010   4,424,024   10,076,169     --      2,222,179   2,535,059   678,518
                                      ---------------------------------------------------------------------------------------------

 End of Year                          $20,163,662  $ 4,043,149  $6,015,369  $15,056,699  $638,725  $3,450,365  $4,297,044  $863,894
                                      =============================================================================================





                                                    Pacific  Intermediate Small Cap Gov't Money  U.S. Equity
                                          Europe     Basin       Bond       Stock      Market      Index        Loan
                                           Fund      Fund        Fund       Fund        Fund       Fund         Fund         Total
                                          ------    ------    ----------- --------   ----------   ----------    ----         -----

Sources of Net Assets:

 Employee Contributions                 $ 69,764  $  141,834  $ 29,461    $ 33,140  $   92,253  $ 18,105    $    --      $ 4,385,776
 Employer Contributions                   26,594      32,046     6,982       7,858      27,586     6,074         --        1,512,742
 Investment Income                        29,552        --       4,351      22,150      53,897     4,671         --        2,755,338
 Net Appreciation of Investments          89,597        --       3,826        --          --      31,675         --        5,316,471
 Loan Repayments                           9,923       8,505       396       1,712      11,881       353      (688,889)        --
 Loan Interest                             2,896       2,298        74         371       2,752        49         --          176,805
                                        --------------------------------------------------------------------------------------------
                                         228,326     184,683    45,090      65,231     188,369    60,927      (688,889)   14,147,132
                                        --------------------------------------------------------------------------------------------

Applications of Net Assets:

 Plan Withdrawals                         49,522      42,191    38,446        --       248,296       269       209,936     4,336,830
 Net Depreciation of Investments            --        70,150      --        18,038       --         --           --        1,840,743
 Loan Withdrawals                         18,158      18,359     3,730       2,144      10,374     1,633    (1,334,400)        --
 Administrative Expenses                     106         176        75          10       1,462        39         --           29,232
                                        --------------------------------------------------------------------------------------------
                                          67,786     130,876    42,251      20,192     260,132     1,941    (1,124,464)    6,206,805
                                        --------------------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
  During the Year                        160,540      53,807     2,839      45,039     (71,763)   58,986       435,575     7,940,327

Net Transfers Between Funds                2,869    (287,631)   50,796     335,347    (460,051)  216,367          --           --

Net Assets Available for Plan Benefits:

 Beginning of Year                       607,123    1,090,209   61,027        --     1,453,333      --       2,170,276    52,513,268
                                        --------------------------------------------------------------------------------------------
 End of Year                            $770,532   $  856,385 $114,662    $380,386  $  921,519  $275,353   $ 2,605,851   $60,453,595
                                        ============================================================================================



                     See accompanying notes to financial statements


                                                        NASHUA CORPORATION
                                                      EMPLOYEES' SAVINGS PLAN
                      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (WITH FUND INFORMATION)
                                                   YEAR ENDED DECEMBER 31, 1994

                                        Guaranteed     Nashua
                                        Investment     Common                             Equity-      Growth     Asset
                                         Contract       Stock    Puritan     Magellan     Income       Company   Manager
                                           Fund         Fund       Fund        Fund       Fund          Fund      Fund
                                        ---------      -----     -------     --------     -------      -------   -------
Sources of Net Assets:

 Employee Contributions               $ 1,983,714  $    57,707  $  490,666  $ 1,341,030 $  285,904  $  412,333  $237,350
 Employer Contributions                   135,294    1,067,079      95,157      205,334     44,432      88,843    31,005
 Investment Income                      1,345,675        --        329,088      389,252    210,099     101,994    25,004
 Net Appreciation of Investments            --           --           --          --         --           --        --
 Loan Repayments                          293,541        2,159      43,521      150,901     25,588      29,968     8,429
 Loan Interest                             60,954        1,380      14,122       41,648      7,883       8,960     2,132
                                      ----------------------------------------------------------------------------------
                                        3,819,178    1,128,325     972,554    2,128,165    573,906     642,098   303,920
                                      ----------------------------------------------------------------------------------
Applications of Net Assets:

 Plan Withdrawals                       2,443,755      485,546     648,977      672,290    207,215     208,990   150,464
 Net Depreciation of Investments            --       1,487,383     268,576      606,368    203,629     158,788    74,210
 Loan Withdrawals                         760,391        6,708     121,366      392,440     70,181      64,469    11,328
 Administrative Expenses                    7,097        3,782         755        2,720        492         470       132
 Plan Transfer (Note 6)                   451,069      182,085     204,107      605,623    127,282     172,213    19,160
                                      ----------------------------------------------------------------------------------
                                        3,662,312    2,165,504   1,243,781    2,279,441    608,799     604,930   255,294
                                      ----------------------------------------------------------------------------------

Increase (Decrease) in Net Assets
  During the Year                         156,866   (1,037,179)   (271,227)    (151,276)   (34,893)     37,168    48,626

Net Transfers Between Funds            (1,848,895)    (691,128)    674,622      169,784    109,450     (32,813)   13,285

Net Assets Available for Plan Benefits:

 Beginning of Year                     23,316,370    7,299,317   4,020,629   10,057,661  2,147,622   2,530,704   616,607
                                      ----------------------------------------------------------------------------------

 End of Year                          $21,624,341  $ 5,571,010 $ 4,424,024  $10,076,169 $2,222,179  $2,535,059  $678,518
                                      ==================================================================================





                                                      Pacific  Intermediate   Gov't Money
                                          Europe       Basin       Bond         Market         Loan
                                           Fund        Fund        Fund          Fund          Fund         Total
                                          ------      ------    -----------    ----------      ----         -----

Sources of Net Assets:

 Employee Contributions                 $ 78,035   $  135,910     $10,812    $   93,865   $     --        $ 5,127,326
 Employer Contributions                   21,002       34,543       3,353        19,198         --          1,745,240
 Investment Income                         8,020      117,974       2,037        40,082         --          2,569,225
 Net Appreciation of Investments          12,194         --          --            --           --             12,194
 Loan Repayments                           7,123        7,059       1,820         4,573      (574,682)          --
 Loan Interest                             2,086        1,708          12           688         --            141,573
                                        -----------------------------------------------------------------------------
                                         128,460      297,194      18,034       158,406      (574,682)      9,595,558
                                        -----------------------------------------------------------------------------

Applications of Net Assets:

 Plan Withdrawals                         10,244       27,040       1,884        38,188       108,312       5,002,905
 Net Depreciation of Investments            --        172,032       2,409          --           --          2,973,395
 Loan Withdrawals                         13,498       23,818        --          10,301    (1,474,500)           --
 Administrative Expenses                     116          127          10           140          --            15,841
 Plan Transfer (Note 6)                   25,599       59,892       1,027       (14,289)      185,143       2,018,911
                                        -----------------------------------------------------------------------------
                                          49,457      282,909       5,330        34,340    (1,181,045)     10,011,052
                                        -----------------------------------------------------------------------------

Increase (Decrease) in Net Assets
  During the Year                         79,003       14,285      12,704       124,066       606,363        (415,494)

Net Transfers Between Funds              204,108      265,196      20,458     1,115,933         --              --

Net Assets Available for Plan Benefits:

 Beginning of Year                       324,012      810,728      27,865       213,334     1,563,913      52,928,762
                                        ----------------------------------------------------------------------------

 End of Year                            $607,123   $1,090,209     $61,027    $1,453,333   $ 2,170,276     $52,513,268
                                        =============================================================================



                  See accompanying notes to financial statements

                               NASHUA CORPORATION
                               ------------------
                             EMPLOYEES' SAVINGS PLAN
                             -----------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

Basis of Accounting
- -------------------

The financial statements of the Nashua Corporation Employees' Savings Plan ("the Plan") are presented on the accrual basis of accounting.

Asset Maintenance
- -----------------

Fidelity Management Trust Company is the Plan trustee ("the Trustee"). Assets of the Plan are invested, at the election of the participants, in up to twelve Fidelity Investments' mutual funds (Fidelity Magellan Fund, Fidelity Puritan Fund, Fidelity Equity-Income Fund, Fidelity Growth Company Fund, Fidelity Pacific Basin Fund, Fidelity Europe Fund, Fidelity Asset Manager Fund, Fidelity Intermediate Bond Fund, Fidelity Small Cap Stock Fund, Fidelity Contrafund, Fidelity U.S. Equity Index Fund, or Fidelity Retirement Government Money Market
Fund), a Guaranteed Investment Contract Fund managed by the Trustee, or the Nashua Common Stock Fund. The Fidelity Small Cap Stock Fund, Fidelity Contrafund and Fidelity U.S. Equity Index Fund were new investment options in 1995.

The Plan's assets are commingled with assets of the Nashua Corporation Savings Plan for Specified Hourly Employees in a participant-directed master trust arrangement. The Plan's participation in the net assets of the master trust is recorded based on individual Plan participants' account balances. Investment income and expenses for each investment option are allocated to the individual participant account balances based on the prorata beginning account balances less withdrawals and loans made to participants.

Investment Valuation
- --------------------

Common shares of Nashua Corporation ("the Company") held in the Plan are valued at closing sales prices supplied by a pricing service. The Plan's guaranteed investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contracts, plus interest earned, less funds used to pay withdrawals and expenses. The Plan's mutual fund and collective investment fund accounts are valued at the respective funds' closing net asset values. Investment transactions are recorded on the trade date. Participant loans are valued at cost plus accrued interest which approximates fair value. Cost is determined on an average cost basis.

Contributions
- -------------

The Plan has certain established criteria for eligibility. All contributions are immediately 100% vested.

401(k) Plan contributions - Employees may make a basic contribution of up to 15% of their earnings to the Plan. The Company contributes an amount equal to 50% of up to 6% of the employees' contributed earnings. Contributions are subject to certain limitations. Employees can direct their contributions and the Company matching contribution into any of the investment funds available for their contributions. Employees' contributions into the Nashua Common Stock Fund are limited to 25% of their account balance.

Voluntary Plan contributions - Employees may elect to contribute from 1% to 10% of their annual earnings to the Plan on an after-tax basis.

Withdrawals and Loans
- ---------------------

Plan participants may withdraw part or all of their account balances subject to certain restrictions stipulated by current Internal Revenue Service regulations. The Plan also provides for optional forms of withdrawal at the time of retirement. Plan participants may borrow against individual Plan balances subject to Plan and current Internal Revenue Service regulations. Interest on the loans is payable at 2% above the prime rate. Loans are payable within 5 years from the date of withdrawal unless the amount was withdrawn to purchase a primary residence, in which case the term of the loan is 20 years. At December 31, 1995 and 1994, there were 705 and 598 loans outstanding totalling 2,605,851 and $2,170,276, respectively.

Expenses
- --------

Trustee administrative fees, audit and other expenses are paid directly by the Company and, accordingly, such items are not reflected in the financial statements of the Plan. Fees for participant loans are paid by the Plan and are reflected in the accompanying financial statements as administrative expenses.

Use of Estimates
- ----------------

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Investment Income
- -----------------

Income from investments is recorded as earned on an accrual basis.

Federal Income Tax Status
- -------------------------

The Company was advised by the U.S. Treasury Department in October 25, 1994 that the Plan is qualified under Section 401 of the Internal Revenue Code ("the Code") and is therefore exempt from federal income taxes. The Plan has subsequently been amended. A new determination letter has not yet been requested. Management believes that the Plan, as amended, and its operations, have been and continue to be in accordance with all applicable provisions of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").


NOTE 2 - GENERAL DESCRIPTION OF THE PLAN
- ----------------------------------------

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

1. GENERAL - The Plan is a defined contribution plan covering all eligible employees. It is subject to the provisions of ERISA.

2. TERMINATION - The Plan is administered by the Nashua Pension Committee, which is composed of officers of the Company. The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the Plan provides that net assets shall be allocated among the participants.

NOTE 3 - INVESTMENTS
- --------------------

The Plan's investments, excluding the Guaranteed Investment Contract Fund, are summarized as follows:

                                                       December 31,
                                         ------------------------------------
                                             1995                    1994
                                         -----------              -----------

Nashua Common Stock Fund                 $ 3,985,978              $ 5,486,006
Fidelity Puritan Fund                      5,975,783                4,373,943
Fidelity Magellan Fund                    14,947,653                9,961,536
Fidelity Contrafund                          631,425                   --
Fidelity Equity-Income Fund                3,426,955                2,196,982
Fidelity Growth Company Fund               4,263,377                2,497,119
Fidelity Asset Manager Fund                  856,355                  667,490
Fidelity Europe Fund                         763,616                  599,123
Fidelity Pacific Basin Fund                  847,247                1,075,135
Fidelity Intermediate Bond Fund              111,809                   58,952
Fidelity Small Cap Stock Fund                375,688                   --
Fidelity Retirement Government
     Money Market Fund                       913,529                1,440,948
Fidelity U.S. Equity Index Fund              273,290                   --
                                         -----------              -----------
                                         $37,372,705              $28,357,234
                                         ===========              ===========


NOTE 4 - GUARANTEED INVESTMENT CONTRACT FUND
- --------------------------------------------

The Plan's investment in the Guaranteed Investment Contract Fund consists of the following:

                                                              December 31,
                                                ------------------------------------
                                                    1995                    1994
                                                -----------              -----------
State Mutual Life Assurance Company
     5.48% Due 1/1/98 - 1/3/99                  $   937,376              $ 2,102,350
Life of Virginia
     8.32% Due 5/31/97                            1,002,636                5,615,493
Aetna Life Insurance Company
     6.78% Due 6/30/95                               --                      992,627
Lincoln National Life Insurance Company
     6.28% Due 12/31/96                           1,457,493                2,250,872
Provident Life & Accident Insurance Company
     6.14% Due 1/29/99                               --                    2,263,667
Pacific Mutual Life Insurance Company
     5.30% Due 3/30/99 - 6/30/99                    947,515                2,001,629
People's Security Life
     5.52% Due 2/28/00                            1,458,182                2,101,735
People's Security Life
     5.41% Due 2/28/00                              525,739                  700,578
Confederation Life Insurance Company
     8.77% Due 1/3/95                             3,005,923                3,005,923
Fidelity Institutional Money Market Fund             --                      435,913
Fidelity Managed Income Portfolio II             10,188,714                   --
Cash                                                529,770                   --
                                                -----------              -----------
                                                $20,053,348              $21,470,787
                                                ===========              ===========

The issuing institutions ability to meet its contractual obligation under the respective contracts may be affected by future economic and regulatory developments in the insurance industry.

On August 12, 1994, Canadian regulators seized control of Confederation Life Insurance Company. As a result, the value of the Plan's investment in that carrier's contract has been frozen until regulators finalize a rehabilitation plan. Interest accrual ceased on August 12, 1994. While the rehabilitation proceedings are still pending, realization of the Plan's investment thereon cannot be presently determined. Accordingly, no provision for any loss that may result upon final resolution of these matters has been made in the accompanying financial statements.

NOTE 5 - SAVINGS PLANS MASTER TRUST
- -----------------------------------

The assets of the Plan have been commingled with assets of another Company savings plan in the Nashua Corporation Savings Plans Master Trust ("the Master
Trust"). The Plan administrator adjusted the financial data as confirmed on a cash basis by the Trustee to the accrual basis on which the information shown below is prepared. The effect of converting to the accrual basis was to record accrued employer and employee contributions receivable. The Plan owned approximately 99.8% of the Master Trust at December 31, 1995 and 1994.


                                                                         December 31,
                                                             --------------------------------
                                                                 1995                1994
                                                             ------------         -----------
Statement of Net Assets
     Available for Plan Benefits:
        Guaranteed Investment Contracts, at
           Contract Value                                     $ 9,368,121         $21,533,934
        Nashua Common Stock Fund,
           at Fair Value                                        3,995,146           5,499,016
        Mutual Funds, at Fair Value                            33,446,659          22,912,974
        Collective Investment Fund, at Fair Value              10,229,676               --
        Cash                                                      531,900               --
        Employee Contributions Receivable                         312,251             383,267
        Employer Contributions Receivable                         110,343             135,626
        Participant Loans Receivable, at Fair Value             2,608,847           2,173,276
                                                              -----------         -----------
     Net Assets Available for Plan Benefits                   $60,602,943         $52,638,093
                                                              ===========         ===========


                                                                        December 31,
                                                             --------------------------------
                                                                 1995                1994
                                                             ------------         -----------
Statement of Changes in Net Assets
     Available for Plan Benefits:
     Sources of Net Assets:
        Employee Contributions                               $  4,406,498         $  5,271,617
        Employer Contributions                                  1,520,574            1,797,983
        Investment Income                                       2,762,262            2,608,247
        Net Appreciation of Investments                         5,328,978               25,762
        Loan Interest                                             176,825              145,301
                                                             ------------         ------------
                                                               14,195,137            9,848,910
                                                              -----------         ------------

     Application of Net Assets:
        Plan Withdrawals                                        4,355,061            5,037,619
        Net Depreciation of Investment                          1,845,582            2,979,570
        Administrative Expenses                                    29,644               17,134
        Plan Transfer                                             --                 3,233,311
                                                             ------------         ------------
                                                                6,230,287           11,267,634
                                                             ------------         ------------

     Increase (Decrease) in Net Assets During
         the Year                                            $  7,964,850         $ (1,418,724)
                                                             ============         =============


The Master Trust purchased 36,300 and 55,800 common shares of Nashua Corporation at a total cost of $617,519 and $1,414,510 during 1995 and 1994, respectively. The Master Trust received $222,104 and $1,483,342 from the sale of 13,200 and 53,762 common shares of Nashua Corporation during 1995 and 1994, respectively.

NOTE 6 - PLAN TRANSFER
- ----------------------

On May 25, 1994 the Company's Santa Clara facility was sold. The participants of the Plan who were employees of the Santa Clara facility were transferred into a plan established by the buyer. The transfer occurred during the third quarter of 1994 and resulted in a plan transfer of $2,018,911.


NOTE 7 - SUBSEQUENT EVENTS
- --------------------------

Nashua Corporation's Watervliet facility was sold and the Champaign facility was spun off through an initial public offering on May 20 and May 24 of 1996, respectively. At December 31, 1995 participants of the Watervliet and Champaign facilities had assets of $7,689,843 and $991,260, respectively. As of the respective sale dates, the participants have the option to take a distribution from the Plan or rollover into another qualified plan.


NOTE 8 - IMPLEMENTATION OF STATEMENT OF POSITION 94-4
- -----------------------------------------------------

In September 1994, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 94-4 "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (the "SOP") which amends the AICPA Audit and Accounting Guide - Audits of Employee Benefit Plans. The SOP is effective for financial statements for years beginning after December 15, 1994, except that the application of the SOP to investment contracts entered into before December 31, 1993, is delayed to years beginning after December 15, 1995. The SOP will be implimented during the year ended December 31, 1996 for the Plan. The SOP requires defined contribution plans to report investment contracts with fully benefit-responsive features, as defined in the SOP, at contract value and other investment contracts at fair value. Management does not believe the implementation of the SOP will have a material effect on the financial statements.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 25, 1996 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for the year ended December 31, 1995 included with this Form 11-K. We also consent to the incorporation by reference in the Registration Statement on Form S-8 of Nashua Corporation of our report dated June 25, 1996 relating to the financial statements of the Nashua Corporation Employees' Savings Plan for Specified Hourly Employees for the year ended December 31, 1995 included with this Form 11-K.


/s/ Price Waterhouse LLP
- ----------------------------
PRICE WATERHOUSE LLP

Boston, Massachusetts
June 27, 1996

                                   SIGNATURE


NASHUA CORPORATION EMPLOYEES' SAVINGS PLAN. Pursuant to the requirements of the Securities Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 NASHUA CORPORATION EMPLOYEES'
                                 SAVINGS PLAN


Date:  June 28, 1996             By     /s/ Paul Buffum
                                   ---------------------------------
                                        Paul Buffum
                                        Nashua Corporation Employees'
                                        Savings Plan Committee